Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Updates Progress at the Akarca Gold-Silver Royalty Property in Turkey and
Announces Receipt of First Gold Bullion Payment

Vancouver, British Columbia, February 8, 2017 (NYSE MKT: EMX; TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the receipt of a payment of US $601,825, the cash equivalent of 500 troy ounces of gold, from Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay "), as part of the payment schedule for the Akarca gold-silver project (the “Property”) in western Turkey. The Akarca Property was transferred to Çiftay in August, 2016 for a combination of cash, future payment streams denominated in gold bullion, and a royalty interest. See EMX news release dated August 8, 2016 and www.eurasianminerals.com for additional information.

Payment terms. As part of the sale of Akarca to Çiftay, in addition to receiving a US $2,000,000 cash payment at closing, EMX is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. Further, Çiftay will pay any remaining amount due within 30 days after the commencement of commercial production from the Property, if the total of 7,000 ounces has not yet been paid at that time.

Receipt of the initial 500 ounce payment leaves a total of 6,500 ounces of gold to be paid to EMX.

Additional terms of the sale include a sliding scale royalty for gold production (subject to certain deductions): 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Property. For all other mineral production other than gold, the royalty rate is 3.0% . Certain bonuses will also be paid upon achievement of production milestones.

Exploration Update. Çiftay has also informed EMX that it has completed an initial 49 hole diamond drill program comprising 6,032 meters on the Akarca Property in the 4th quarter of 2016. In addition, Çiftay is undertaking various metallurgical and engineering studies on the Property.

Project Overview. Akarca is a low sulfidation, epithermal gold-silver district located in the Western Anatolia mineral belt that was discovered by EMX in 2006. Exploration programs at Akarca, principally funded by partners, have included 300 core and reverse circulation holes totaling ~32,800 meters of drilling, environmental studies, geologic mapping, geochemical sampling, and geophysical surveys.

Akarca is an excellent example of EMX’s execution of the prospect and royalty generation business model. After EMX's discovery and early exploration, partner funded work delineated multiple zones of near-surface gold and silver mineralization on the Property. This led to the agreement with Çiftay, a leading Turkish construction and mining company that conducts mining operations at the Çöpler gold mine in Turkey.

Dr. Eric P. Jensen, CPG, is a Qualified Person under NI 43-101 and employee of the Company. Dr. Jensen has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688‐6390 Fax: (604) 688‐1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: dave@eurasianminerals.com	Email: sclose@eurasianminerals.com
Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metals, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688‐6390 Fax: (604) 688‐1157
www.EurasianMinerals.com